Exhibit 99.1

ICON Reports First Quarter 2014

Highlights – First Quarter Fiscal 2014.

  Quarter 1 net revenue increased 10% year on year to $350 million.
  Income from operations was $43.0 million or 12.3% of revenue.
  Earnings per share were 57 cents.
  Gross Business wins were $494 million, representing a gross book to bill of 1.41, Net business wins were $427 million, representing a net book to bill of 1.22
  FY 2014 Guidance updated: Revenue in the range of $1,480 million - $1,540 million and EPS in the range of $2.30 - $2.40.

DUBLIN--(BUSINESS WIRE)--April 30, 2014--ICON plc, (NASDAQ:ICLR), a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries, today reported its financial results for the first quarter ended March 31, 2014.

For the first quarter, net revenue grew 10% year on year to $349.6 million from $316.8 million in Q1 2013.

Income from operations, excluding restructuring and other items, was $43.0 million or 12.3% of revenue, compared to $27.4 million or 8.7% for the same quarter last year.

Net income, excluding restructuring and other items, was $36.2 million or 57 cents per share on a diluted basis, compared with $22.2 million or 36 cents per share for the same quarter last year.

Guidance for the full year 2014 has been updated with revenue expected to be in the range of $1.48 billion - $1.54 billion and EPS guidance in the range of $2.30 - $2.40.

Days sales outstanding, comprising accounts receivable and unbilled revenue less payments on account, were 35 days at March 31, 2014, compared with 32 days at the end of December 2013.

For the quarter ended March 31, 2014, cash generated from operating activities was $38.7 million and capital expenditure was $6.2 million. The company’s net cash amounted to $364 million at March 31, 2014, compared to net cash of $321 million at December 31, 2013.

CEO Ciaran Murray commented, “We have made an encouraging start to 2014. Revenue for Q1 increased 10% year on year and we continue to make good progress in expanding our operating margins which reached 12.3% in the quarter. The $427 million in net new business that we reported represents a book to bill of 1.22 and gives us a solid foundation upon which to build during the remainder of 2014. In addition in the quarter we have agreed to acquire Aptiv Solutions, a leader in the design and execution of adaptive and medical device trials. As a consequence of this acquisition and our continuing margin progression we are updating our full year 2014 guidance to revenue in the range of $1,480 - $1,540 and EPS in the range of $2.30 - $2.40.”

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), this press release contains certain non-GAAP financial measures, including non-GAAP operating and net income and non-GAAP diluted earnings per share. While non-GAAP financial measures are not superior to or a substitute for the comparable GAAP measures, ICON believes certain non-GAAP information is useful to investors for historical comparison purposes.

ICON will hold its first quarter conference call today, April 30, 2014 at 9:00 EST [14:00 Ireland & UK]. This call and linked slide presentation can be accessed live from our website at http://investor.iconplc.com. A recording will also be available on the website for 90 days following the call. In addition, a calendar of company events, including upcoming conference presentations, is available on our website, under “Investors.” This calendar will be updated regularly.

This press release contains forward-looking statements. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, as well as economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, which are available on the SEC's website at http://www.sec.gov.

ICON plc is a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries. The company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON currently, operates from 76 locations in 37 countries and has approximately 10,300 employees. Further information is available at www.iconplc.com.

ICON plc

Consolidated Income Statements (Unaudited)
(Before restructuring and other items)

Three Months ended March 31, 2014 and March 31, 2013

(Dollars, in thousands, except share and per share data)

	Three Months Ended
	March 31,	March 31,
	2014	2013

Gross Revenue	476,544	419,059

Reimbursable expenses	126,910	102,270

Net Revenue	349,634	316,789

Costs and expenses
Direct Costs	216,140	202,361
Selling, general and administrative	78,948	75,564
Depreciation and amortisation	11,548	11,456

Total costs and expenses	306,636	289,381

Income from operations	42,998	27,408

Net interest income / (expense)	91	(185)

Income before provision for income taxes	43,089	27,223

Provision for income taxes	(6,894)	(5,021)

Net Income	36,195	22,202

Net income per ordinary share
Basic	$0.59	$0.37

Diluted	$0.57	$0.36

Weighted average number of ordinary shares
Basic	61,776,643	60,404,242

Diluted	63,225,797	61,323,594

ICON plc

Consolidated Income Statements (Unaudited)
(US GAAP)

Three Months ended March 31, 2014 and March 31, 2013

(Dollars, in thousands, except share and per share data)

	Three Months Ended
	March 31,	March 31,
	2014	2013

Gross Revenue	476,544	419,059

Reimbursable expenses	126,910	102,270

Net Revenue	349,634	316,789

Costs and expenses
Direct costs	216,140	202,361
Selling, general and administrative	78,948	75,564
Depreciation and amortization	11,548	11,456
Restructuring and other items	-	4,412

Total costs and expenses	306,636	293,793

Income from operations	42,998	22,996

Net interest expense	91	(185)

Income before provision for income taxes	43,089	22,811

Provision for income taxes	(6,894)	(3,766)

Net income	36,195	19,045

Net income per ordinary share
Basic	$0.59	$0.32

Diluted	$0.57	$0.31

Weighted average number of ordinary shares
Basic	61,776,643	60,404,242

Diluted	63,225,797	61,323,594

ICON plc
Summary Balance Sheet Data
March 31, 2014 and December 31, 2013
(Dollars, in thousands)

	March 31,	December 31,
	2014	2013
	(Unaudited)	(Audited)

Net cash	363,521	320,836

Accounts receivable	337,600	342,581
Unbilled revenue	116,653	113,239
Payments on account	(269,771)	(297,347)
Total	184,482	158,473

Working Capital	405,923	352,259

Total Assets	1,484,541	1,442,460

Shareholder's Equity	960,785	910,579

ICON/ICLR-F

CONTACT:
ICON plc
Investor Relations, 1-888-381-7923
or
Brendan Brennan, +353-1-291-2000
CFO
Simon Holmes, +3531-291-2000
EVP IR & Corporate Development
http://www.iconplc.com